AMENDMENT NO. 1 TO THE SHARE PURCHASE AGREEMENT

AMENDMENT NO. 1 (this “Amendment”), dated as of December 31, 2010, to the Share Purchase Agreement dated as of November 30, 2010 (the “SPA”) among N.C.G.A. Project Acquisition Corp., a Cayman Islands corporation (the "Buyer"), and TWL Investments Ltd., James Randall Martin and Sergio Rios Molina (collectively, the "Sellers") and Thomas William Lough. Capitalized terms used but not defined herein shall have the meaning assigned to such term in the SPA.

WHEREAS, the parties hereto entered into the SPA on November 30, 2010, which remains in full force and effect as of the date hereof;

WHEREAS, the parties to the SPA desire to extend certain dates contained in the SPA and to amend the SPA on and subject to the terms and conditions as set forth herein; and

WHEREAS, Section 10.4(a) of the SPA permits amendments to the SPA by instruments in writing signed by each party to the SPA.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties to the SPA hereby agree as follows:

1.
Upon the execution and delivery of this Amendment, and as a condition precedent to the effectiveness of this Amendment, the Buyer or its designee on its behalf shall pay to the Sellers or as they may direct a non-refundable extension fee in immediately available funds in the amount of $125,000, and upon the Closing, the Buyer shall pay to the Sellers or as they may direct an additional extension fee of $125,000, which, for greater certainty, neither amount shall be credited against the Purchase Price.

2.	The following shall be added as Section 10.18 to the SPA:

"10.18 Deferred Consideration Payment.  Concurrently with the Closing, Buyer shall cause HemcoNic to grant to Sellers or an entity as directed by them a right to receive a deferred consideration payment (the “Deferred Payment Right”) upon the terms and conditions set forth in this Section 10.18 on the HemcoNic Non-Mine Concessions (as defined in this Section 10.18 below).  The Deferred Payment Right shall be equal to the payment of $1.00, net of taxes other than taxes on gross or net income or gains, for each ounce of gold (without duplication) established in any category of resource (other than an inferred resource) or reserve in the HemcoNic Non-Mine Concession measured in compliance with National Instrument 43-101 of the Canadian Securities Administrators or any successor legislation ("NI 43-101"); provided that the aggregate payments payable pursuant to the Deferred Payment Right shall in no event exceed Five Million Dollars ($5,000,000) (the “Deferred Payment Cap”).  Buyer shall cause the Deferred Payment Right to be registered on title to the HemcoNic Non-Mine Concessions and the holder of the HemcoNic Non-Mine Concessions shall be required to obtain annually a NI 43-101 compliant resource report prepared by an independent internationally recognized geological consulting firm in relation to the HemcoNic Non-Mine Concessions as of December 31 in each year and to provide a copy thereof to the Deferred Payment Right holder promptly following receipt and in no event later than March 31 in each year. To the extent that any such report discloses aggregate gold resources (other than inferred resources) and reserves in the HemcoNic Non-Mine Concessions in excess of the amounts disclosed in any prior NI 43-101 compliant report (the “Excess Gold Amounts”), the  holder of the HemcoNic Non-Mine Concessions shall pay to the Deferred Payment Right holder within 30 days of receipt of such subsequent report, $1.00, net of taxes other than taxes on gross or net income or gains, for each ounce of Excess Gold Amounts subject to the Deferred Payment Cap.  For purposes of this Section 10.18, “HemcoNic Non-Mine Concessions” means the Mining Concessions owned by HemcoNic as of the date of the Closing plus the concessions owned by Minerales Matuzalen, S.A., all as set out in items 2 to 25 of Schedule 3.14(a) of the SPA, plus four properties HemcoNic has under application known as Lote HEMCO RB I, Lote HEMCO Bonanza II, Lote HEMCO Rosita I and Lote HEMCO Rosita II but excluding the Bonanza lot granted through Ministerial Decree 018-RN-MC-1994 and known as the "Bonanza concession" that contains the Bonanza mine (and set out in item 1 of Schedule 3.14(a) of the SPA)."

3.	The following shall be added as Section 10.19 to the SPA:

"10.19 Additional Director.  Buyer shall cause Martin to be appointed as a director and Non-executive Chairman of Universal Gold Mining Corp with effect from (and subject to) the Closing."

4.	The following shall be added as Section 6.6 to the SPA:

"6.6           Financing Updates. From January 1, 2011 to the earlier of the date of the Closing or termination of this Agreement, Buyer shall provide Sellers with weekly written updates on its progress in satisfying the financing condition specified in Section 7.2(g) of this Agreement.”

5.	The following shall be added as Section 6.7 to the SPA:

“6.7           Form of Closing Documentation.  The parties shall do all acts and things to settle the form of all documentation required for the Closing and sign all documentation (conditional and commencing on the Closing) on or prior to January 31, 2011.”

6.	The following shall be added as Section 6.8 to the SPA:

“6.8           Meetings with Governmental Entities.  Sellers shall and shall cause its Affiliates to arrange and otherwise facilitate prior to the Closing for Andrew Neale, director of Universal Gold Mining Corp., as the representative of Buyer, to meet with the Mines Director of the Government of Nicaragua for the purpose of introducing to the Mines Director the Buyer and Universal Gold Mining Corp. as prospective acquirers of the Nicaraguan Companies and the proposed change of control of the Nicaraguan Companies contemplated by this Agreement and Universal Gold Mining Corp.’s development plans for the Nicaraguan Companies and obtaining all relevant confirmations required by Section 6.1 of this Agreement.”

7.	Section 8.2 of the SPA shall be deleted and replaced by the following:

"8.2
Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become null and void and there shall be no liability or obligation on the part of Buyer or Sellers or their respective officers, directors, stockholders or Affiliates (including Universal Gold Mining Corp.) except as set forth in Section 8.3; provided that the provisions of Section 6.2 (Public Announcements), Section 8.3 (Remedies) and ARTICLE X (excluding Sections 10.12(b), 10.18 and 10.19) of this Agreement shall remain in full force and effect and survive any termination of this Agreement."

8.	Section 8.3 of the SPA shall be deleted and replaced by the following:

"8.3
Remedies.  Any party terminating this Agreement pursuant to Section 8.1 shall have the right to recover damages sustained by such party as a result of any breach by the other party of any representation, warranty, covenant or agreement contained in this Agreement or fraud or willful misrepresentation; provided, however, that Buyer shall not be entitled to recover damages pursuant to this Section 8.3 in the event that it has not satisfied or waived the condition set forth in Section 7.2(g) and provided written notice of such satisfaction or waiver to Sellers, unless such non-fulfillment is solely due to, arises out of or is in connection with any fraud, intentional breach of the covenants contained in Section 8.4 or intentional misrepresentation by any of Sellers, in which event the maximum damages recoverable by the Buyer shall be limited to Two Million Dollars ($2,000,000); provided further, however, that the party seeking relief is not in breach of any representation, warranty, covenant or agreement contained in this Agreement under circumstances which would have permitted the other party to terminate the Agreement under Section 8.1.”

9.
In the event that the purchase and sale transaction contemplated by the SPA is terminated, the Buyer covenants and agrees that it shall forthwith provide the Sellers with copies of all due diligence materials, reports and data prepared or compiled in connection with its proposed purchase and review thereof and this covenant shall survive any such termination. The Buyer shall not be obligated to provide under this Section 9 (i) materials covered by solicitor and client privilege and (ii) materials prepared by third parties whose consent is required but who have not provided such consent, provided that the Buyer has used reasonable commercial efforts to obtain the consent of such third parties. Each Seller will, and will cause its Affiliates to execute and deliver any further confidentiality agreements requested by such third parties prior to release of the relevant information, and to hold, and will use its reasonable best efforts to cause its and their respective Representatives to hold, in confidence any and all such information, whether written or oral, except to the extent that such Seller can show that such information (i) is in the public domain through no fault of any Seller or any of its Affiliates (ii) is lawfully acquired by such Seller or any of its Affiliates from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (iii) which a Seller or any of its Affiliates or Representatives is compelled to disclose by judicial or administrative process or by other requirements of Law.

10.	Each reference to the date “December 31, 2010” contained in Sections 2.3(ii), 8.1(a)(ii)(A) and 8.4 in the SPA is hereby deleted and replaced with “February 15, 2011.”

11.
This Amendment shall be governed by and interpreted and enforced in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

12.
Except as expressly modified by this Amendment, all of the terms and conditions of the SPA shall remain in full force and effect.  In the event of a conflict between the terms of the SPA and this Amendment, the provisions of this Amendment shall prevail.  This Amendment may be executed in counterparts, and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.  The parties agree that the delivery of this Amendment may be affected by means of an exchange of electronic or facsimile signatures.

[Signature page follows immediately]

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be duly executed by its duly authorized officer or representative as of the date first above written.

N.C.G.A. PROJECT ACQUISITION CORP.

By: Gottbetter & Partners, LLP, in Trust, as Sole Shareholder

	By:	/s/ Adam S. Gottbetter
Name: Adam S. Gottbetter
Title: Partner

TWL INVESTMENTS LTD.

By:	/s/ T.W. Lough
Name: T. W. Lough
Title: President

/s/ James Randall Martin
James Randall Martin

/s/ Sergio Rios Molina
Sergio Rios Molina

/s/ Thomas William Lough
Thomas William Lough